
10015819

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 March 2010

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the first quarter of 2010 is set out in Appendices A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 31 March 2010 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendment of any exhibits previously filed with the Commission.

New Borrowings
1st QTR 2010

Appendix A

Issue Date	Maturity Date	CY	Principal Amount	Issue Description	Borr. No.	MTN No.
06-Jan-10	29-Jan-15	TRY	345,000,000	TRY345,000,000 0.50 per cent. Deep Discount Notes	758-000	514-00-2
06-Jan-10	30-Jan-13	ZAR	1,340,000,000	ZAR1,340,000,000 7.25 per cent. Notes	757-000	515-00-2
20-Jan-10	20-Jan-15	AUD	1,000,000,000	AUD1,000,000,000 6.00% Notes	761-000	005-00-1
28-Jan-10	28-Jan-15	MXN	109,100,000	MXN109,100,000 6.55 per cent. Notes	759-000	516-00-2
29-Jan-10	29-Jan-14	NZD	225,000,000	NZD225,000,000 5.375 per cent. Notes	767-000	001-00-1
04-Feb-10	04-Feb-13	TRY	8,000,000	TRY8,000,000 8.30 per cent. Notes	760-000	517-00-2
26-Jan-10	26-Jan-40	US$	12,500,000	US$12,500,000 Zero Coupon Call Nts	762-000	518-00-2
26-Jan-10	26-Jan-40	US$	12,500,000	US$12,500,000 Zero Coupon Call Nts	763-000	519-00-2
27-Jan-10	27-Jan-40	US$	10,000,000	US$10,000,000 Zero Coupon Call Nts	764-000	520-00-2
12-Feb-10	12-Feb-30	CHF	200,000,000	CHF200,000,000 2.75 per cent. Notes	765-000	521-00-1
09-Feb-10	23-Feb-13	AUD	6,000,000	AUD6,000,000 4.83 per cent. Notes	766-000	522-00-2
16-Feb-10	15-Feb-13	ZAR	229,640,000	ZAR 229,640,000 7.4 per cent. Notes	768-000	523-00-2
09-Feb-10	09-Feb-15	US$	2,500,000,000	US$2,500,000,000 2.625 per cent. Global Notes	769-000	524-00-1
24-Feb-10	24-Feb-40	US$	20,000,000	US$20,000,000 Zero Coupon Call Nts	770-000	525-00-2
24-Feb-10	24-Feb-40	US$	20,000,000	US$20,000,000 Zero Coupon Call Nts	771-000	526-00-2
04-Mar-10	24-Mar-15	TRY	235,000,000	TRY235,000,000 0.50 per cent. Deep Disc Nts	772-000	527-00-2
04-Mar-10	24-Mar-15	ZAR	2,650,000,000	ZAR2,650,000,000 0.50 per cent. Deep Disc Nts	773-000	528-00-2
05-Mar-10	05-Mar-20	AUD	600,000,000	AUD600,000,000 6.25 per cent. Notes	774-000	006-00-1
15-Mar-10	14-Mar-14	ZAR	17,400,000	ZAR17,400,000 7.43 per cent. Notes	775-000	529-00-2
24-Mar-10	24-Mar-40	US$	30,000,000	US$30,000,000 Zero Coupon Call Nts	776-000	531-00-2
25-Mar-10	26-Mar-12	AUD	6,000,000	AUD6,000,000 3.20 per cent. Notes	777-000	532-00-2
30-Mar-10	15-Feb-16	AUD	450,000,000	AUD450,000,000 5.50% Notes	465-001	001-01-1

Redeemed Borrowings
1st QTR 2010

Appendix B

Issue Date	Redemption Date	Issue Description	Borr. No.	MTN No.
12-Jan-06	12-Jan-10	JPY500,000,000 Fixed and Floating Rate Callable Notes due 12 January 2021	464-000	236-00-2
22-Jan-07	27-Jan-10	AUD326,000,000 5.60 per cent. Notes due 27 January 2010	513-000	277-00-2
16-Jan-08	9-Feb-10	ZAR360,000,000 0.50 per cent. Deep Discount Notes due 9 February 2010	605-000	366-00-2
16-Jan-08	9-Feb-10	ZAR1,120,000,000 9.60 per cent. Notes due 9 February 2010	606-000	367-00-2
14-Feb-08	16-Feb-10	ZAR285,500,000 9.93 per cent. Notes due 16 February 2010	610-000	372-00-2
3-Mar-08	3-Mar-10	U.S.$30,000,000 Zero Coupon Callable Notes due 3 March 2038	616-000	379-00-2
5-Sep-02	8-Mar-10	JPY1,000,000,000 Fixed and CMS Linked Callable Notes due 5 September 2017	276-000	54-00-2
8-Sep-05	8-Mar-10	JPY500,000,000 Floating Rate Callable Notes due 8 September 2020	440-000	213-00-2
12-Feb-08	10-Mar-10	ZAR31,500,000 10.00 per cent. Notes due 10 March 2010	609-000	371-00-2
7-Feb-08	10-Mar-10	ZAR36,000,000 10.00 per cent. Notes due 10 March 2010	608-000	369-00-2
27-Feb-08	11-Mar-10	AUD118,000,000 6.20 per cent. Notes due 11 March 2010	612-000	375-00-2
15-Mar-07	15-Mar-10	AUD114,000,000 5.46 per cent. Notes due 15 March 2010	527-000	289-00-2
27-Mar-08	26-Mar-10	TRY10,000,000 13.00 per cent. Notes due 26 March 2010	625-000	389-00-2
30-May-08	26-Mar-10	TRY10,000,000 13.00 per cent. Notes due 26 March 2010	625-000	389-01-2
28-Mar-02	29-Mar-10	U.S.$20,000,000 6.26 per cent. Callable Notes due 28 March 2022	243-000	21-00-2